S-1/A 1 tygs1_s1z.htm S-1/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment Number 5 ~~2~~  to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TYG Solutions Corp.

(Exact Name of Registrant in its Charter)

Delaware	7374	46-2645343
(State or other Jurisdiction	(Primary Standard Industrial	(IRS Employer
of Incorporation)	Classification Code)	Identification No.)

202 Avenue F.

Brooklyn, New York 11218

(718)-407-2059

(Address and Telephone Number of Registrant’s Principal

Executive Offices and Principal Place of Business)

Copies of communications to:

Gregg E. Jaclin, Esq.

Szaferman, Lakind, Blumstein & Blader, PC

101 Grovers Mill Road, Suite 200

Lawrenceville, NJ 08648

Phone: 609-275-0400

Fax: 609-275-4511

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.       ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.        ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price per share	Proposed Maximum Aggregate Offering Price	Amount of Registration fee
Common Stock, $0.0001 par value per share	2,030,000	$0.05	$101,500	$13.08

(1) This Registration Statement covers the resale by our selling shareholders of up to 2,030,000 shares of common stock previously issued to such selling shareholders.

(2) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by the price of the shares that were sold to our shareholders in a private placement memorandum. The price of $0.05 is a fixed price at which the selling security holders may sell their shares for the duration of the offering. After the effective date of the registration statement, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION ON  ~~FEBRUARY~~ OCTOBER [_], 2015

TYG SOLUTIONS CORP.

2,030,000 SHARES OF COMMON STOCK

The selling shareholders will offer all or part of their common stock for resale from time to time, and will sell at a fixed price of $0.05 per share for the duration of the offering. We will not receive any proceeds from the sale of the common stock covered by this prospectus.

Our common stock is presently not traded on any market or securities exchange. The selling security holders have not engaged any underwriter in connection with the sale of their shares of common stock.  Common stock being registered in this registration statement may be sold by selling security holders at a fixed price of $0.05 per share for the duration of the offering. After the effective date of the registration statement, we intend to seek a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares of the selling security holders.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus is:  ~~February~~ October [ ], 2015

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision. In this Prospectus, the terms “TYG Solutions,” “Company,” “we,” “us” and “our” refer to TYG Solutions Corp.

Overview

TYG Solutions Corp. was incorporated in the State of Delaware on March 25, 2013. We are a start-up business and are still developing our business plan as an app development company. We are a development stage company. We expect to develop iPhone and Android smartphone apps for companies who need an app for their internal operations.

On June 1, 2104, we entered into an Application Development Agreement with Koso Technologies LTD., a distribution company that distributes products to stores. The proposed app is a mobile ordering system for when the company’s employee is at a store he can launch the app which can update inventory and order more products. The proposed app will then compile the data and upload it to the company’s database for further handling. This app will assist the company for a smoother distribution system.  There can be no assurances that our efforts to develop the proposed app will succeed, or that we will be able to successfully market the proposed app, if developed. A copy of the Application Development Agreement is attached hereto as Exhibit 10.1.

Between February 16, 2015 and February 24, 2015, the Company entered into Application Development Agreements (the “Development Agreements”) with three (3) clients whereby the clients agreed to pay the company to develop certain IPhone and Android applications as specified in each of the Development Agreements. A copy of the Application Development Agreements is attached hereto as Exhibit 10.1.

Although we have only entered into four Application Development Agreements to date, we are attempting to attract new clients to help grow our business. ~~We expect to charge a flat fee of $5,000 as a base for any proposed app that we are asked to develop.  If, however, the app is a more sophisticated app then we may charge more depending on the complexity of the app.~~

We are not a blank check company. Rule 419 of Regulation C under the Securities Act of 1933 defines a “blank check company” as a (i) development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and (ii) is issuing a penny stock.  Accordingly, we do not believe that our Company may be classified as a “blank check company” because we intend to engage in a specific business plan and do not intend to engage in any merger or acquisition with an unidentified company or other entity.

Where You Can Find Us

We presently maintain our principal offices at 202 Avenue F, Brooklyn, New York 11218. Our telephone number is 718-407-2059.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

For more details regarding this exemption, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.”

The Offering

Common stock offered by selling security holders

2,030,000 shares of common stock. This number represents 21.30% of our current outstanding common stock (1). All of the Common Stock to be sold under this Prospectus will be sold by existing shareholders.

We have agreed to bear the expenses relating to the registration of the shares for the selling shareholders.

Common stock outstanding before the offering	9,530,000

Common stock outstanding after the offering	9,530,000

Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering

The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement; (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act; or (iii) we decide at any time to terminate the registration of the shares at our sole discretion.

Trading Market

There is currently no trading market for our common stock. We intend to apply soon for quotation on the OTC Bulletin Board. We will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.

Use of proceeds

We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 8.

(1)            Based on 9,530,000 shares of common stock outstanding as of October 21 ~~February 11~~ , 2015.

Summary of Financial Information

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis,” “Plan of Operation” and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The statement of operations and balance sheet data  ~~from~~ for the years ended December 31, 2014 and 2013   ~~March 25, 2013 (inception) through December 31, 2013~~ are derived from our audited annual financial statements and the data for ~~fr~~ om the  ~~nine~~ six months ended  ~~September~~ June 30, 2015 and 2013 ~~4~~  is derived from our unaudited interim financial statements. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included in this prospectus.

Statement of Operations:

	For The Six ~~Nine~~  Months Ended  ~~September~~ June 30, 2015 ~~4~~ 	 ~~March 25, 2013   (Inception) to~~  For the Six Months Ended  ~~December~~ June 30 ~~31~~ , 2014 ~~3~~

Revenue	$ 117,785 ~~5,000~~ 	$ 5,000 ~~-~~

General and Administrative expenses	63,480 ~~9,308~~ 	9,308 ~~26,729~~
Operating loss	3,305 ~~(4,308)~~ 	(4,308 ~~26,729~~ )

Loss before income taxes	3,305 ~~(4,308)~~ 	(4,308 ~~26,729~~ )

Provision for Income Taxes	-	-

Net gain(loss)	$ 3,305 ~~(4,308)~~ 	$ (4,308 ~~26,729~~ )

Basic and Diluted
Loss Per Common Share	$  ~~(~~ 0.00 ~~)~~ 	$ (0.00)

Weighted Average Number of
Common Shares Outstanding	9,530,000	9,530,000 ~~7,061,865~~

Balance Sheet Data:

	 ~~September~~ December 31 ~~0~~ , 2014	December 31, 2013

ASSETS

Current Assets:
Cash	$ 257 ~~5,113~~ 	$ 9,121
Prepaid expenses	5,000	-
Total current assets	5,257 ~~10,113~~ 	9,121

Total assets	$ 5,257 ~~10,113~~ 	$ 9,121

RISK FACTORS

The shares of our common stock being offered for resale by the selling security holders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire amount invested in the common stock. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any Shares. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, you may lose all or part of your investment.  You should carefully consider the risks described below and the other information in this process before investing in our common stock.

Risks Related to Our Business

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We have incurred significant losses since our inception. We have funded these losses primarily through the sale of securities.

Based on our financial history since inception, in their report on the financial statements for the years ended December 31, 2014 and 2013 ~~period from March 25, 2013 (inception) to June 30, 2013~~ , our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. We are a development stage company that has generated limited revenue and has limited operating history.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

WE HAVE LIMITED OPERATING HISTORY AND FACE MANY OF THE RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY DEVELOPMENT STAGE COMPANY.

The Company was formed on March 25, 2013. Prior to that time, the Company had no operations upon which an evaluation of the Company and its prospects could be based. There can be no assurance that management of the Company will be successful in completing the Company’s business development and attracting companies to hire us to program their apps or that the Company will generate sufficient revenues to meet its expenses or to achieve or maintain profitability.

If we are unable to raise capital as needed, we are required to reduce the scope of our business development activities, which could harm our business plans, financial condition and operating results, or cease our operations entirely, in which case, you will lose all your investment.

YOU WILL EXPERIENCE DILUTION OF YOUR OWNERSHIP INTEREST BECAUSE OF THE FUTURE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK.

If we raise additional capital subsequent to this Offering through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution.  In addition, we may also have to issue securities that may have rights, preferences and privileges senior to our Common Stock. In the event we seek to raise additional capital through the issuance of debt or its equivalents, this will result in increased interest expense.

THERE MAY NOT BE A WIDE ENOUGH CLIENT BASE TO SUSTAIN OUR BUSINESS.

The Company’s principal business is to produce, develop and program online apps for our clients. The apps program industry in general is ruled by lowest price and is highly competitive. The Company hopes to reach companies who are willing and able to pay for its specialized services and it may be difficult to find these companies in numbers large enough to make the business model work for profitability.

OUR FUTURE SUCCESS IS DEPENDENT, IN PART, ON THE PERFORMANCE AND CONTINUED SERVICE OF NATAN BARMATZ, OUR PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR, AND ELIAKIM GABAY, CHIEF FINANCIAL OFFICER, SECRETARY AND DIRECTOR.

The Company will be dependent on its key executives, Natan Barmatz and Eliakim Gabay, for the foreseeable future. The loss of the services from either of these two individuals could have a material adverse effect on the operations and prospects of the Company. They are expected to handle all marketing and sales efforts and manage the operations. Their responsibilities include developing business arrangements with service providers and directing the development of the company website and arrange meetings and presentations, and formulating marketing materials to be used during presentations and meetings. At this time, the Company does not have an employment agreement with either Natan Barmatz or Eliakim Gabay, though the Company may enter into such an agreement with its president on terms and conditions usual and customary for its industry. At this time, Natan Barmatz and Eliakim Gabay devote limited portions of their working time to the Company as they are engaged in other business interests unrelated to that of the Company. Natan Barmatz and Eliakim Gabay will abide by the doctrine of corporate opportunity, and will not take for themselves any business opportunity that could benefit the corporation, subject to the opportunity being disclosed to the Company, and the subsequent denial of the Company to undertake such opportunity. The Company does not currently have “key man” life insurance on either of these two individuals.

OUR KEY PERSONNEL MAY NOT PROVIDE MORE THAN TWENTY HOURS OF TIME PER WEEK TO OUR BUSINESS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

Our future ability to execute our business plan depends upon the continued service of our executive officers, Natan Barmatz, our Chief Executive Officer, and Eliakim Gabay, our Chief Financial Officer and Secretary. Both individuals also have other jobs which will require them to spend less than full-time with this venture. As such, they may be limited in the amount of time they can devote to the Company. However, they plan on devoting approximately twenty hours per weeks to the Company.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND COMPETE AGAINST MANY LARGE COMPANIES WHICH COULD HARM OUR BUSINESS.

There are numerous established companies that offer similar services. We are a new entry into this competitive market and may struggle to differentiate ourselves as a specialist that provides more value than the competition.

WE MAY INCUR SIGNIFICANT COSTS TO BE A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE ABLE TO ABSORB SUCH COSTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect these costs to be approximately $25,000 per year. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business operations.

WE ARE AN “EMERGING GROWTH COMPANY,” AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO “EMERGING GROWTH COMPANIES” COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we expect and fully intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to opt in to the extended transition period for complying with the revised accounting standards. We have elected to rely on these exemptions and reduced disclosure requirements applicable to “emerging growth companies” and expect to continue to do so.

THE JOBS ACT ALLOWS US TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES.

Since, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

OUR COMMON SHARES WILL NOT BE REGISTERED UNDER THE EXCHANGE ACT AND AS A RESULT WE WILL HAVE LIMITED REPORTING DUTIES WHICH COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

Our common shares are not registered under the Exchange Act. As a result, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the Exchange Act.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD ON THE FIRST DAY OR OUR FISCAL YEAR.

In addition, our reporting obligations under Section15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year. Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than either (i) 2000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act. As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WE WILL NOT HAVE REPORTING OBLIGATIONS UNDER SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

 In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder. Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. WE WILL NOT HAVE REPORTING OBLIGATIONS UNDER SECTION 16(B) AND SECTION 16(C) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial owners will not be subject to Section 16(b) and Section 16(c) of the Exchange Act.  Section 16(b) of the Exchange Act prohibits directors, executive officers and beneficial holders of 10% or more of the outstanding common shares from profiting from any purchase and sale (or sale and purchase) of the common stock within any period of less than (6) months.  Section 16(c) of the Exchange Act prohibits directors, executive officers and beneficial  ~~owner’s~~ owners of 10% or more of the outstanding common shares to sell any common stock if the person selling the common stock: (1) does not own the common stock sold, or (2) if owning the stock, does not deliver it against such sale within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WE WILL NOT HAVE REPORTING OBLIGATIONS UNDER REGULATION 13D AND REGULATION 13G.

In addition, so long as our common shares are not registered under the Exchange Act, our Company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which requires the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than five (5%) of the class.

BECAUSE OUR COMMON STOCK IS NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WE WILL NOT HAVE REPORTING OBLIGATIONS UNDER SECTION 14(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

In addition, so long as our common shares are not registered under the Exchange Act, our Company will not be subject to the reporting requirements required under Section 14(D) of the Exchange Act.  The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer.  A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time.  This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their  ~~..~~ shares.

OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION OF OFFICERS AND DIRECTORS AT OUR EXPENSE AND LIMIT THEIR LIABILITY WHICH MAY RESULT IN A MAJOR COST TO US AND HURT THE INTERESTS OF OUR SHAREHOLDERS BECAUSE CORPORATE RESOURCES MAY BE EXPENDED FOR THE BENEFIT OF OFFICERS AND/OR DIRECTORS.

The Company’s Certificate of Incorporation and By-Laws include provisions that eliminate the personal liability of the directors of the Company for monetary damages to the fullest extent possible under the laws of the State of Delaware or other applicable law. These provisions eliminate the liability of directors to the Company and its stockholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care. Under Delaware law, however, such provisions do not eliminate the personal liability of a director for (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. These provisions do not affect a director’s liabilities under the federal securities laws or the recovery of damages by third parties.

REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT AND COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002, INCLUDING ESTABLISHING AND MAINTAINING ACCEPTABLE INTERNAL CONTROLS OVER FINANCIAL REPORTING, ARE COSTLY AND MAY INCREASE SUBSTANTIALLY.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly. Additionally, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited technically qualified personnel we have may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act of 2010 and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, we anticipate that the expenses that will be required in order to adequately prepare for being a public company could be material. We estimate that the aggregate cost of increased legal services; accounting and audit functions; personnel, such as a chief financial officer familiar with the obligations of public company reporting; consultants to design and implement internal controls; and financial printing alone will be a few hundred thousand dollars per year and could be several hundred thousand dollars per year. In addition, if and when we retain independent directors and/or additional members of senior management, we may incur additional expenses related to director compensation and/or premiums for directors’ and officers’ liability insurance, the costs of which we cannot estimate at this time. We may also incur additional expenses associated with investor relations and similar functions, the cost of which we also cannot estimate at this time. However, these additional expenses individually, or in the aggregate, may also be material.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE NOT ABLE TO IMPLEMENT THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT IN A TIMELY MANNER OR WITH ADEQUATE COMPLIANCE, WE MAY BE SUBJECT TO SANCTIONS BY REGULATORY AUTHORITIES.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for fiscal year 2015, provide a management report on the internal control over financial reporting. We are in the preliminary stages of seeking consultants to assist us with a review of our existing internal controls and the design and implementation of additional internal controls that we may determine are appropriate. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and eventually allow our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or a stock exchange on which our securities may be listed in the future. Any such action could adversely affect our financial results or investors’ confidence in us and could cause our stock price to fall. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC, any stock exchange on which our securities may be listed in the future, or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect our stock price. Inferior internal controls could also cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, which could have a negative effect on our stock price.

To date, we have not evaluated the effectiveness of our internal controls over financial reporting, or the effectiveness of our disclosure controls and procedures, and we will not be required to evaluate our internal controls over financial reporting or disclose the results of such evaluation until the filing of our second annual report. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934 which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event an investor could lose his entire investment in our company.

Risks Related to Our Common Stock

THERE IS NO ASSURANCE OF A PUBLIC MARKET OR THAT OUR COMMON STOCK WILL EVER TRADE ON A RECOGNIZED EXCHANGE. THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is no established public trading marketing for our Common Stock and there can be no assurance that one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result holders of our securities may not find purchasers for our securities should they to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends in the foreseeable future, but will review this policy as circumstances dictate.

THE OFFERING PRICE OF THE COMMON STOCK WAS DETERMINED BASED ON THE PRICE OF OUR PRIVATE OFFERING, AND THEREFORE SHOULD NOT BE USED AS AN INDICATOR OF THE FUTURE MARKET PRICE OF THE SECURITIES. THEREFORE, THE OFFERING PRICE BEARS NO RELATIONSHIP TO OUR ACTUAL VALUE, AND MAY MAKE OUR SHARES DIFFICULT TO SELL.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.10 per share for the shares of common stock was determined based on the price of our private offering. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

We may be subject now and in the future to the SEC’s “penny stock” rules if our shares of Common Stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our Common Stock. As long as our shares of Common Stock are subject to the penny stock rules, the holders of such shares of Common Stock may find it more difficult to sell their securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report, including in the documents incorporated by reference into this report, includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and their management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions.

Use of Proceeds

We will not receive any proceeds from the sale of common stock by the selling security holders. All of the net proceeds from the sale of our common stock will go to the selling security holders as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.”  We have agreed to bear the expenses relating to the registration of the common stock for the selling security holders.

Determination of Offering Price

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was determined by the price of the common stock that was sold to our security holders pursuant to an exemption under Regulation S promulgated under the Securities Act of 1933.

The offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

Dilution

The common stock to be sold by the selling shareholders as provided in the “Selling Security Holders” section is common stock that is currently issued. Accordingly, there will be no dilution to our existing shareholders.

Selling Security Holders

The common shares being offered for resale by the selling security holders consist of 2,030,000 shares of our common stock held by 35 shareholders. Such shareholders include the holders of 2,030,000 shares sold in our private offering pursuant to Regulation S sold through November 2013 at an offering price of $0.0172 per share.

The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.

The selling shareholders may from time-to-time offer and sell any or all of their shares during the duration of this Offering. The selling shareholders will offer the shares at a fixed price of $0.05 for the duration of the offering.

All expenses incurred with respect to the registration of the Common Stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the selling shareholders in connection with the sale of such shares.

The following table sets forth information with respect to the maximum number of shares of Common Stock beneficially owned by the selling shareholders named below and as adjusted to give effect to the sale of the shares offered hereby. The table lists the number of shares of Common Stock beneficially owned by each selling shareholder as of the date of this Prospectus, the shares of Common Stock covered by this Prospectus that may be disposed of by each of the selling shareholders, and the number of shares that will be beneficially owned by the selling shareholders assuming all of the shares covered by this Prospectus are sold.

The shares beneficially owned have been determined in accordance with rules promulgated by the U.S. Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this Prospectus. The selling shareholders may from time to time offer and sell pursuant to this Prospectus any or all of the Common Stock being registered. The selling shareholders are under no obligation to sell all or any portion of such shares nor are the selling shareholders obligated to sell any shares immediately upon effectiveness of this Prospectus. All information with respect to share ownership has been furnished by the selling shareholders.

Except as may be indicated below, no selling shareholder is the beneficial owner of any additional shares of Common Stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. No selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. In addition, the selling shareholders purchased the stock from us in the ordinary course of business. At the time of the purchase of the stock to be resold, none of the selling shareholders had any agreements or understandings with us, or, directly or indirectly, with any person to distribute the stock.

The following table sets forth the names of the selling security holders, the number of shares of common stock beneficially owned by each of the selling stockholders as of December 15, 2014 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

Name	Shares Beneficially Owned Prior to Offering	Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering(1)
Eliahu Natan Polak	58,000	58,000	0	0%
Elihu Vainsktok	58,000	58,000	0	0%
Haim David Fruchter	58,000	58,000	0	0%
Israel Aizenbach	58,000	58,000	0	0%
Israel Nathan Kening	58,000	58,000	0	0%
Izhak Aaron Berenstein	58,000	58,000	0	0%
Jashua Gros	58,000	58,000	0	0%
Mear Deutsch	58,000	58,000	0	0%
Menachem Avraham Goldshein	58,000	58,000	0	0%
Mordecai Rozen	58,000	58,000	0	0%
Moshe Menachem Natan	58,000	58,000	0	0%
Naftali Robin	58,000	58,000	0	0%
Pinchas Horvitz	58,000	58,000	0	0%
Pinchas Horvits	58,000	58,000	0	0%
Rafael Chaim Visfish	58,000	58,000	0	0%
Shimon Suliman	58,000	58,000	0	0%
Shimon Zeev Deitsh	58,000	58,000	0	0%
Shimshon Gotfrid	58,000	58,000	0	0%
Shlomo Goldshtein	58,000	58,000	0	0%
Shlomo Zalman Frayman	58,000	58,000	0	0%
Smuel Robin	58,000	58,000	0	0%
Yaacov Israel Raichman	58,000	58,000	0	0%
Yaakov Anshin	58,000	58,000	0	0%
Yacov Israel Goldberg	58,000	58,000	0	0%
Yechezkel Moshe Barzeski	58,000	58,000	0	0%
Yechiel Goldhaber	58,000	58,000	0	0%
Yechiel Michal Goldbalt	58,000	58,000	0	0%
Yehuda Katz	58,000	58,000	0	0%
Yehuda Hershler	58,000	58,000	0	0%
Yhudah Diitz	58,000	58,000	0	0%
Yohanan Ekshtein	58,000	58,000	0	0%
Yosef Haim Shuan	58,000	58,000	0	0%
Yrichmiel Yoda Gotliv	58,000	58,000	0	0%
Ytzahk Deits	58,000	58,000	0	0%
Yuchanan Mendis	58,000	58,000	0	0%

TOTAL	2,030,000	2,030,000	0	0%

(1)	Based on 9,530,000 shares outstanding as of October 21 ~~February 11~~ , 2015 ~~4~~ .

There are no agreements between the company and any selling shareholder pursuant to which the shares subject to this registration statement were issued.

None of the selling shareholders or their beneficial owners:

-	has had a material relationship with us other than as a shareholder at any time within the past three years; or
-	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates
-	are broker-dealers or affiliated with broker-dealers.

Plan of Distribution

The selling security holders may sell some or all of their shares at a fixed price of $0.05 per share for the duration of the offering. Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

Once a market has developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders, directly to one or more purchasers or through brokers or dealers who act solely as agents. The distribution of the shares may be effected in one or more of the following methods:

☐	ordinary brokers transactions, which may include long or short sales,
☐	transactions involving cross or block trades on any securities or market where our common stock is trading, market where our common stock is trading,
☐	through direct sales to purchasers or sales effected through agents,
☐	through transactions in options, swaps or other derivatives (whether exchange listed of otherwise), or exchange listed or otherwise), or
☐	any combination of the foregoing.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. None of the selling security holders are broker-dealers or affiliates of broker dealers.

We will advise the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer or agent relating to the sale or distribution of the shares. We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $30,000.

Notwithstanding anything set forth herein, no FINRA member will charge commissions that exceed 8% of the total proceeds of the offering.

Description of Securities to be Registered

General

We are authorized to issue an aggregate number of 200,000,000 shares of capital stock, of which 200,000,000 shares are common stock, $0.0001 par value per share, and 0 shares are preferred stock.

Common Stock

We are authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share. Currently we have 9,530,000 shares of common stock issued and outstanding.

Each share of common stock shall have one (1) vote per share for all purpose. Our common stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of Board of Directors.

Preferred Stock

We are not authorized to issue any shares of preferred stock. Currently, no shares of our preferred stock have been designated any rights and we have no shares of preferred stock issued and outstanding.

Dividends

We have not paid any cash dividends to our shareholders.  The declaration of any future cash dividends is at the discretion of our board of directors and depends  upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

Currently we do not have a stock transfer agent. However, upon filing this Registration Statement, we do intend to engage a transfer agent to issue physical certificates to our shareholders.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Szaferman, Lakind, Blumstein & Blader, P.C. located at 101 Grovers Mill Road, Suite 200, Lawrenceville, NJ 08648 will pass on the validity of the common stock being offered pursuant to this registration statement.

The financial statements as of  ~~June~~ December 31 ~~30~~ , 2014 and December 31, 2013  ~~and for the period from March 25, 2013 (inception) to June 30, 2014~~ included in this prospectus and the registration statement have been audited by Weinberg & Baer LLC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Information about the Registrant

DESCRIPTION OF BUSINESS

Overview

We were incorporated on March 25, 2013 under the laws of the state of Delaware. We plan to be in the business of an app development company. We expect to develop iPhone and Android smartphone apps for companies who need an app for their internal operations.

On June 1, 2014, we entered into our first contract and customer. We were retained by a company that has requested that we develop a mobile ordering system for a distribution company that distributes products to stores. The proposed app is for when the company’s employee is at a store he can launch the app which can update inventory and automatically order more products, as needed. The data will then be uploaded to the company’s database for further handling. This proposed app will assist the company for a smoother distribution system. Our fee for this project is $7,500 which is payable with an initial $5,000 payment and an additional payment of $2,500 upon completion and delivery of the application. We have estimated that it will take 8 weeks to complete the application and we have agreed to stay on for support help for 90 days following delivery of the application.  There can be no assurances that our efforts to develop the proposed app will succeed and, if successfully developed, will be able to be successfully marketed.

We expect to generate revenue by charging our clients a flat fee for producing, developing and programming apps. To date, we have entered into ~~an~~  agreements with four (4) ~~1~~  clients and have charged them each flat fees ranging from $7,500 to $90,000, for a total aggregate amount of $160,000 ~~a flat fee of $7,500~~ . The fees are payable in certain increments based upon successful completion and delivery of the apps.   We anticipate that going forward our fees  ~~would start at~~ start at $5,000 for easier, simpler applications and get more expensive as the detail and complexity increase.

We are currently a development stage company. We may require additional capital to implement our business and fund our operations. See “Management’s Discussion and Analysis”.

The Company’s fiscal year end is December 31. The Company’s principal executive office and mailing address is 202 Avenue F, Brooklyn, New York 11218. Our telephone number is 718-407-2059.

Target Market

We plan to target  ~~mid size~~ mid-size to large companies as app development is suitable for all types of companies that want to modernize their operations.

Marketing and Sales

At this early stage of our operation, our officers and directors are expected to handle all marketing and sales efforts. After our first year of operation, we hope to have generated enough revenue to develop a marketing campaign to promote and publicize our website and service.

We do not have any specific marketing channels in place at this point to be able to market our services to potential customers. But, in the next twelve months, we hope to attend conferences, advertise by word of mouth and possible reach out to local businesses to sell our services. We do expect that the biggest part of our marketing and sales strategy will be from word of mouth advertising. Referrals from people that were pleased with our level of service will be our most efficient form of marketing.

Competition

The app development industry is highly competitive because the barrier to entry is very low. Additionally, the market is very fragmented with many small companies competing against each other. We expect to be able to compete by providing responsive and knowledgeable consultants at reasonable prices.

Services Pricing

We anticipate that going forward our fees  ~~would start~~ will start at $5,000 for easier, simpler applications and get more expensive as  ~~the~~ detail and complexity increase. To date, we have entered into agreements with four (4) clients and have charged them each flat fees ranging from $7,500 to $90,000.

Employees

We presently have no employees apart from our officers and directors. Our officers and directors devote about 20 hours per week to our affairs.

DESCRIPTION OF PROPERTY

Our principal executive office is located at 202 Avenue F, Brooklyn, New York 11218, and our telephone number is 718-407-2059. There is no lease on the premises the Company is occupying as the Company is renting the premises from our President on a rent free basis. As we are not generating sufficient revenue at this time to justify a separate corporate office, the principal executive office is also the personal residence of our president and director. Once our business grows and generates revenue, we will look for more office space in a separate corporate office.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently no public market for our shares of common stock. We anticipate applying for quoting of our common stock on the OTCBB upon the effectiveness of the registration statement of which this prospectus forms apart. However, we can provide no assurance that our shares of common stock will be quoted on the OTCBB or, if quoted, that a public market will materialize.

Holders of Capital Stock

As of the date of this registration statement, we had 37 holders of our common stock.

Stock Option Grants

We do not have a stock option plan in place and have not granted any stock options at this time.

 ~~TYG SOLUTIONS CORP.~~

 ~~(A DEVELOPMENT STAGE COMPANY)~~

 ~~INDEX TO FINANCIAL STATEMENTS~~

 ~~SEPTEMBER 30, 2014~~

 ~~TYG SOLUTIONS CORP.~~

 ~~BALANCE SHEETS~~

	 ~~September 30,   2014   (Unaudited)~~ 	 ~~December 31,   2013~~

 ~~ASSETS~~

 ~~Current Assets:~~
 ~~Cash~~ 	 ~~$ 89~~ 	 ~~$ 9,121~~
 ~~Total current assets~~ 	 ~~89~~ 	 ~~9,121~~

 ~~Total assets~~ 	 ~~$ 89~~ 	 ~~$ 9,121~~

 ~~LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)~~

 ~~Current Liabilities:~~
 ~~Loan payable - related party~~ 	 ~~$ 10,800~~ 	 ~~$ 100~~
 ~~Total current liabilities~~ 	 ~~10,800~~ 	 ~~100~~

 ~~Stockholders' Equity (Deficit):~~
 ~~Common stock, 200,000,000 shares authorized, par value $0.0001,~~
 ~~9,530,000 shares issued and outstanding~~ 	 ~~953~~ 	 ~~953~~
 ~~Additional paid in capital~~ 	 ~~34,797~~ 	 ~~34,797~~
 ~~Accumulated Deficit~~ 	 ~~(46,461)~~ 	 ~~(26,729)~~
 ~~Total stockholders' equity (deficit)~~ 	 ~~(10,711)~~ 	 ~~9,021~~

 ~~Total liabilities and stockholders' equity (deficit)~~ 	 ~~$ 89~~ 	 ~~$ 9,121~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~Statements of Operations~~

 ~~(Unaudited)~~

	 ~~For The Three   Months Ended   September 30,   2014~~ 	 ~~For The Three   Months Ended   September 30,   2013~~ 	 ~~For The Nine   Months Ended   September 30,   2014~~ 	 ~~March 25, 2013   (Inception) to   September 30,   2013~~

 ~~Revenue~~ 	 ~~$ -~~ 	 ~~$ -~~ 	 ~~$ 5,000~~ 	 ~~$ -~~

 ~~General and Administrative expenses~~ 	 ~~15,424~~ 	 ~~14~~ 	 ~~24,732~~ 	 ~~784~~
 ~~Operating loss~~ 	 ~~(15,424)~~ 	 ~~(14)~~ 	 ~~(19,732)~~ 	 ~~(784)~~

 ~~Loss before income taxes~~ 	 ~~(15,424)~~ 	 ~~(14)~~ 	 ~~(19,732)~~ 	 ~~(784)~~

 ~~Provision for Income Taxes~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~

 ~~Net loss~~ 	 ~~$ (15,424)~~ 	 ~~$ (14)~~ 	 ~~$ (19,732)~~ 	 ~~$ (784)~~

 ~~Basic and Diluted~~
 ~~Loss Per Common Share~~ 	 ~~$ (0.00)~~ 	 ~~$ (0.00)~~ 	 ~~$ (0.00)~~ 	 ~~$ (0.00)~~

 ~~Weighted Average Number of~~
 ~~Common Shares Outstanding~~ 	 ~~9,530,000~~ 	 ~~7,500,000~~ 	 ~~9,530,000~~ 	 ~~6,388,889~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~Statement of Stockholders' Equity~~

	 ~~Common Stock~~ 		 ~~Additional   Paid in   Capital~~ 	 ~~Accumulated   Deficit~~ 	 ~~Total   Stockholders'   Equity (Deficit)~~

	 ~~Shares~~ 	 ~~Amount~~

 ~~Balances - March 25, 2013 (Inception)~~ 	 ~~-~~ 	 ~~$ -~~ 	 ~~$ -~~ 	 ~~$ -~~ 	 ~~$ -~~

 ~~Common stock issued to directors for services ($0.0001 per share)~~ 	 ~~7,500,000~~ 	 ~~750~~ 			 ~~750~~
 ~~Common stock issued for cash ($0.017 per share)~~ 	 ~~2,030,000~~ 	 ~~203~~ 	 ~~34,797~~ 	 ~~-~~ 	 ~~35,000~~
 ~~Net loss for the period~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~(26,729)~~ 	 ~~(26,729)~~

 ~~Balance - December 31, 2013 (Audited)~~ 	 ~~9,530,000~~ 	 ~~953~~ 	 ~~34,797~~ 	 ~~(26,729)~~ 	 ~~9,021~~

 ~~Net loss for the period~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~(19,732)~~ 	 ~~(19,732)~~

 ~~Balance - September 30, 2014 (Unaudited)~~ 	 ~~9,530,000~~ 	 ~~953~~ 	 ~~34,797~~ 	 ~~(46,461)~~ 	 ~~(10,711)~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~Statements of Cashflows~~

 ~~(Unaudited)~~

	 ~~For The Nine   Months Ended   September 30,   2014~~ 	 ~~March 25, 2013   (Inception) to   September 30,   2013~~

 ~~OPERATING ACTIVITIES:~~
 ~~Net loss~~ 	 ~~$ (19,732)~~ 	 ~~$ (784)~~
 ~~Adjustments to reconcile net loss to cash used~~
 ~~in operating activities:~~
 ~~Shares issued for services~~ 	 ~~-~~ 	 ~~750~~
 ~~Net cash used in operating activities~~ 	 ~~(19,732)~~ 	 ~~(34)~~

 ~~FINANCING ACTIVITIES:~~
 ~~Proceeds from loan payable - related party~~ 	 ~~10,700~~ 	 ~~100~~
 ~~Cash provided by financing activities~~ 	 ~~10,700~~ 	 ~~100~~

 ~~Net change in cash~~ 	 ~~(9,032)~~ 	 ~~66~~

 ~~Cash, Beginning of Period~~ 	 ~~9,121~~ 	 ~~-~~

 ~~Cash, End of Period~~ 	 ~~$ 89~~ 	 ~~$ 66~~

 ~~SUPPLEMENTAL DISCLOSURES OF~~
 ~~CASH FLOW INFORMATION~~
 ~~Cash paid during the period for:~~
 ~~Interest~~ 	 ~~$ -~~ 	 ~~$ -~~
 ~~Income taxes~~ 	 ~~$ -~~ 	 ~~$ -~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

   ~~NOTES TO FINANCIAL STATEMENTS~~

 ~~September 30, 2014~~

 ~~NOTE 1. GENERAL ORGANIZATION AND BUSINESS~~

 ~~TYG Solutions Corp (“the Company”) was incorporated under the laws of the state of Delaware on March 25, 2013. The Company began limited operations on May 30, 2013.~~

 ~~The Company is engaged in mobile app development.~~

 ~~In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the Company’s financial position as of September 30, 2014 and its results of operations or the three and nine months ended September 30, 2014 and cash flows for the nine months ended September 30, 2014. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year.~~

 ~~NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES~~

 ~~Basis of Accounting~~

 ~~The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year end.~~

 ~~Use of Estimates~~

 ~~The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.~~

 ~~Cash and Cash Equivalents~~

 ~~The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.~~

 ~~Fair Value of Financial Instruments~~

 ~~The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:~~

 ~~Level 1 – Quoted prices in active markets for identical assets or liabilities.~~

 ~~Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.~~

 ~~Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.~~

 ~~As of September 30, 2014 and December 31, 2013, the carrying value of loans that are required to be measured at fair value, approximated fair value due to the short-term nature and maturity of these instruments.~~

 ~~Revenue recognition~~

 ~~The Company recognizes revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.~~

 ~~Income Taxes~~

 ~~A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.~~

 ~~When required, the Company records a liability for unrecognized tax positions, defined as the aggregate tax effect of differences between positions taken on tax returns and the benefits recognized in the financial statements. Tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. The Company has no uncertain tax positions that require the Company to record a liability. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they are filed.~~

 ~~The Company recognizes penalties and interest associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet. The Company had no accrued penalties and interest as of September 30, 2014.~~

 ~~Loss per Share~~

 ~~The basic loss per share is calculated by dividing our net income available to common shareholders by the number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing our net income loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. The Company has not issued any potentially dilutive debt or equity securities.~~

 ~~Recently issued accounting pronouncements~~

 ~~The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.~~

 ~~In June 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, “Development Stage Entities (Topic 915) Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU does the following among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders’ equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, Risks and Uncertainties, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and adopted this ASU beginning with the quarterly period ended September 30, 2014.  The adoption of this ASU resulted in the Company no longer reporting inception-to-date financial reporting for the Company’s Statements of Comprehensive Loss, Statement of Changes in Stockholders’ Deficit and Statements of Cash Flows.~~

 ~~NOTE 3. INCOME TAXES~~

 ~~The Company uses the liability method , where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   As of September 30, 2014 and December 31, 2013, the Company had deferred tax assets of approximately $15,797 and $9,088 related to net operating losses, respectively. A valuation allowance was recorded against the tax assets to reduce the carrying value to zero.~~

 ~~NOTE 4. STOCKHOLDERS’ EQUITY (DEFICIT)~~

 ~~Authorized~~

 ~~The Company is authorized to issue 200,000,000 shares of $0.0001 par value common stock. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.~~

 ~~Issued and Outstanding~~

 ~~On April 22, 2013, the Company issued 7,500,000 shares of common stock to the directors of the Company for services. The stock was valued at par value.~~

 ~~From November 14, 2013 through November 25, 2013, the Company accepted subscriptions and issued 2,030,000 shares of common stock for proceeds of $35,000.~~

 ~~NOTE 5. CONFLICTS OF INTEREST~~

 ~~The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.~~

 ~~NOTE 6. GOING CONCERN~~

 ~~The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit and negative working capital. These conditions raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.~~

 ~~Management is planning to raise funds through debt or equity offerings. There is no guarantee that the Company will be successful in these efforts.~~

 ~~NOTE 7 – RELATED PARTY LOANS AND TRANSACTIONS~~

 ~~On April 22, 2013, the Company issued 7,500,000 shares of common stock to the directors of the Company for services. The stock was valued at par value.~~

 ~~As of September 30, 2014 and December 31, 2013, loans from related parties amounted to $10,800 and $100, respectively. The loans represent working capital advances from an officer of the Company and are unsecured, non-interest bearing, and due on demand.~~

 ~~NOTE 8 – SUBSEQUENT EVENTS~~

 ~~The Company evaluated all events or transactions that occurred after September 30, 2014 through the date of this filing.~~

 ~~TYG SOLUTIONS CORP.~~

 ~~(A DEVELOPMENT STAGE COMPANY)~~

 ~~INDEX TO FINANCIAL STATEMENTS~~

 ~~JUNE 30, 2014~~

 ~~REPORT OF REGISTERED INDEPENDENT AUDITORS~~

 ~~To the Board of Directors and Stockholders~~

 ~~of TYG Solutions Corp.:~~

 ~~We have audited the accompanying balance sheet of TYG Solutions Corp. as of June 30, 2014 and December 31, 2013 and the related statements of operations, stockholders’ equity, and cash flows for the six months ended June 30, 2014 and the period from inception (March 25, 2013) through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.~~

 ~~We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.~~

 ~~In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TYG Solutions Corp. as of June 30, 2014 and December 31, 2013 and the results of its operations and its cash flows for the six months ended June 30, 2014 and from inception (March 25, 2013) through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.~~

 ~~The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has incurred an operating loss since inception. Further, as of June 30, 2014, the cash resources of the Company were insufficient to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 6 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.~~

 ~~Respectfully submitted,~~

 ~~Weinberg & Baer LLC~~

 ~~Baltimore, Maryland~~

 ~~July 28, 2014~~

 ~~TYG SOLUTIONS, CORP.~~

 ~~BALANCE SHEETS~~

 ~~(A DEVELOPMENT STAGE COMPANY)~~

	 ~~June 30,   2014~~ 	 ~~December 31,   2013~~

 ~~ASSETS~~

 ~~Current Assets:~~
 ~~Cash~~ 	 ~~$ 5,113~~ 	 ~~$ 9,121~~
 ~~Prepaid expenses~~ 	 ~~5,000~~ 	 ~~-~~
 ~~Total current assets~~ 	 ~~10,113~~ 	 ~~9,121~~

 ~~Total assets~~ 	 ~~$ 10,113~~ 	 ~~$ 9,121~~

 ~~LIABILITIES AND STOCKHOLDERS' EQUITY~~

 ~~Current Liabilities:~~
 ~~Loan payable - related party~~ 	 ~~$ 5,400~~ 	 ~~$ 100~~
 ~~Total current liabilities~~ 	 ~~5,400~~ 	 ~~100~~

 ~~Stockholders' Equity:~~
 ~~Common stock, 200,000,000 shares authorized, par value $0.0001,~~
 ~~9,530,000 shares issued and outstanding~~ 	 ~~953~~ 	 ~~953~~
 ~~Additional paid in capital~~ 	 ~~34,797~~ 	 ~~34,797~~
 ~~Accumulated Deficit~~ 	 ~~(31,037)~~ 	 ~~(26,729)~~
 ~~Total stockholders' equity~~ 	 ~~4,713~~ 	 ~~9,021~~

 ~~Total liabilities and stockholders' equity~~ 	 ~~$ 10,113~~ 	 ~~$ 9,121~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~STATEMENTS OF OPERATIONS~~

	 ~~For The Six   Months Ended   June 30,   2014~~ 	 ~~March 25, 2013   (Inception) to   December 31,   2013~~

 ~~Revenue~~ 	 ~~$ 5,000~~ 	 ~~$ -~~

 ~~General and Administrative expenses~~ 	 ~~9,308~~ 	 ~~26,729~~
 ~~Operating loss~~ 	 ~~(4,308)~~ 	 ~~(26,729)~~

 ~~Loss before income taxes~~ 	 ~~(4,308)~~ 	 ~~(26,729)~~

 ~~Provision for Income Taxes~~ 	 ~~-~~ 	 ~~-~~

 ~~Net loss~~ 	 ~~$ (4,308)~~ 	 ~~$ (26,729)~~

 ~~Basic and Diluted~~
 ~~Loss Per Common Share~~ 	 ~~$ (0.00)~~ 	 ~~$ (0.00)~~

 ~~Weighted Average Number of~~
 ~~Common Shares Outstanding~~ 	 ~~9,530,000~~ 	 ~~7,061,865~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~STATEMENT OF STOCKHOLDERS' EQUITY~~

	 ~~Common Stock~~ 		 ~~Additional   Paid in   Capital~~ 	 ~~Accumulated   Deficit~~ 	 ~~Total   Stockholders'   Equity (Deficit)~~
	 ~~Shares~~ 	 ~~Amount~~

 ~~Balances - March 25, 2013 (Inception)~~ 	 ~~-~~ 	 ~~$ -~~ 	 ~~$ -~~ 	 ~~$ -~~ 	 ~~$ -~~

 ~~Common stock issued to directors for services ($0.0001 per share)~~ 	 ~~7,500,000~~ 	 ~~750~~ 			 ~~750~~
 ~~Common stock issued for cash ($0.017 per share)~~ 	 ~~2,030,000~~ 	 ~~203~~ 	 ~~34,797~~ 	 ~~-~~ 	 ~~35,000~~
 ~~Net loss for the period~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~(26,729)~~ 	 ~~(26,729)~~

 ~~Balance - December 31, 2013~~ 	 ~~9,530,000~~ 	 ~~953~~ 	 ~~34,797~~ 	 ~~(26,729)~~ 	 ~~9,021~~

 ~~Net loss for the period~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~(4,308)~~ 	 ~~(4,308)~~

 ~~Balance - June 30, 2014~~ 	 ~~9,530,000~~ 	 ~~953~~ 	 ~~34,797~~ 	 ~~(31,037)~~ 	 ~~4,713~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

 ~~STATEMENTS OF CASHFLOWS~~

	 ~~For The Six   Months Ended   June 30,   2014~~ 	 ~~March 25, 2013   (Inception) to   December 31,   2013~~

 ~~OPERATING ACTIVITIES:~~
 ~~Net loss~~ 	 ~~$ (4,308)~~ 	 ~~$ (26,729)~~
 ~~Adjustments to reconcile net loss to cash used~~
 ~~in operating activities:~~
 ~~Shares issued for services~~ 	 ~~-~~ 	 ~~750~~
 ~~Increase in prepaid expenses~~ 	 ~~(5,000)~~ 	 ~~-~~
 ~~Net cash used in operating activities~~ 	 ~~(9,308)~~ 	 ~~(25,979)~~

 ~~FINANCING ACTIVITIES:~~
 ~~Proceeds from stock issued~~ 	 ~~-~~ 	 ~~35,000~~
 ~~Proceeds from loan payable - related party~~ 	 ~~5,300~~ 	 ~~100~~
 ~~Cash provided by financing activities~~ 	 ~~5,300~~ 	 ~~35,100~~

 ~~Net change in cash~~ 	 ~~(4,008)~~ 	 ~~9,121~~

 ~~Cash, Beginning of Period~~ 	 ~~9,121~~ 	 ~~-~~

 ~~Cash, End of Period~~ 	 ~~$ 5,113~~ 	 ~~$ 9,121~~

 ~~SUPPLEMENTAL DISCLOSURES OF~~
 ~~CASH FLOW INFORMATION~~
 ~~Cash paid during the period for:~~
 ~~Interest~~ 	 ~~$ -~~ 	 ~~$ -~~
 ~~Income taxes~~ 	 ~~$ -~~ 	 ~~$ -~~

 ~~The accompanying notes are an integral part of these financial statements.~~

 ~~TYG SOLUTIONS CORP~~

   ~~NOTES TO FINANCIAL STATEMENTS~~

 ~~June 30, 2014~~

 ~~NOTE 1. GENERAL ORGANIZATION AND BUSINESS~~

 ~~TYG Solutions Corp (“the Company”) was incorporated under the laws of the state of Delaware on March 25, 2013. The Company began limited operations on May 30, 2013.~~

 ~~The Company is engaged in mobile app development.~~

 ~~NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES~~

 ~~Basis of Accounting~~

 ~~The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year end.~~

 ~~Use of Estimates~~

 ~~The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.~~

 ~~Cash and Cash Equivalents~~

 ~~The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.~~

 ~~Fair Value of Financial Instruments~~

 ~~The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:~~

 ~~Level 1 – Quoted prices in active markets for identical assets or liabilities.~~

 ~~Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.~~

 ~~Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.~~

 ~~As of June 30, 2014 and December 31, 2013, the carrying value of loans that are required to be measured at fair value, approximated fair value due to the short-term nature and maturity of these instruments.~~

 ~~Revenue recognition~~

 ~~The Company recognizes revenues in accordance with ASC No. 605-10-S99, (SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”), when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.~~

 ~~Income Taxes~~

 ~~A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.~~

 ~~When required, the Company records a liability for unrecognized tax positions, defined as the aggregate tax effect of differences between positions taken on tax returns and the benefits recognized in the financial statements. Tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. No tax benefits are recognized for positions that do not meet this threshold. The Company has no uncertain tax positions that require the Company to record a liability. The federal income tax returns of the Company are subject to examinationby the IRS, generally for three years after they are filed.~~

 ~~The Company recognizes penalties and interest associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet. The Company had no accrued penalties and interest as of June 30, 2014.~~

 ~~Loss per Share~~

 ~~The basic loss per share is calculated by dividing our net income available to common shareholders by the number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing our net income loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. The Company has not issued any potentially dilutive debt or equity securities.~~

 ~~Recently issued accounting pronouncements~~

 ~~The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.~~

 ~~NOTE 3. INCOME TAXES~~

 ~~The Company uses the liability method , where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.   As of June 30, 2014 and December 31, 2013, the Company had a deferred tax assets of approximately $10,553 and $9,088 related to net operating losses, respectively. A valuation allowance was recorded against the tax assets to reduce the carrying value to zero.~~

 ~~NOTE 4. STOCKHOLDERS’ EQUITY (DEFICIT)~~

 ~~Authorized~~

 ~~The Company is authorized to issue 200,000,000 shares of $0.0001 par value common stock. All common stock shares have equal voting rights, are non-assessable and have one vote per share. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they choose to do so, elect all of the directors of the Company.~~

 ~~Issued and Outstanding~~

 ~~On April 22, 2013, the Company issued 7,500,000 shares of common stock to the directors of the Company for services. The stock was valued at par value.~~

 ~~From November 14, 2013 through November 25, 2013, the Company accepted subscriptions and issued 2,030,000 shares of common stock for proceeds of $35,000.~~

 ~~NOTE 5. CONFLICTS OF INTEREST~~

 ~~The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.~~

 ~~NOTE 6. GOING CONCERN~~

 ~~The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.~~

 ~~Management is planning to raise funds through debt or equity offerings. There is no guarantee that the Company will be successful in these efforts.~~

 ~~NOTE 7 – RELATED PARTY LOANS AND TRANSACTIONS~~

 ~~On April 22, 2013, the Company issued 7,500,000 shares of common stock to the directors of the Company for services. The stock was valued at par value.~~

 ~~As of June 30, 2014 and December 31, 2013, loans from related parties amounted to $5,400 and $100, respectively. The loans represent working capital advances from an officer of the Company and are unsecured, non-interest bearing, and due on demand.~~

 ~~NOTE 8 – SUBSEQUENT EVENTS~~

 ~~The Company evaluated all events or transactions that occurred after June 30, 2014 through the date of this filing.~~

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULT OF OPERATIONS

The following plan of operation provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

Plan of Operations

We have commenced limited operations and our proposed business plan is not yet fully operational. We are working to grow our networking and contact database. To date, we  ~~have~~ are developing applications for four (4)  ~~1~~ clients  ~~that we are designing an application for but~~ and hope to continue to grow that base over the next twelve months.

We are a development stage company, and to date, our development efforts have been focused primarily on the development and marketing of our business model. In addition, to date we have limited operating history for investors to evaluate the potential of our business development. As such, we have not built our customer base or our brand name. In addition, our sources of cash are not adequate for the next 12 months of operations. If we are unable to raise additional cash, we will either have to suspend or cease our expansion plans entirely.

Limited Operating History

We have generated no independent financial history and have not previously demonstrated that we will be able to expand our business. Our business is subject to risks inherent in growing an enterprise, including limited capital resources and possible rejection of our business model and/or sales methods.

Critical Accounting Policies and Estimates

While our significant accounting policies are more fully described in Note 1 to our financial statements for the  ~~periods~~ years ended  ~~June 30~~ December 31, 2014 and December 31, 2013 we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, recovery of long-lived assets, income taxes, and the valuation of equity transactions. We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements.

Basis of Presentation and Organization

TYG Solutions Corp. (“TYG” or the “Company”) is a Delaware corporation in the development stage and has not commenced operations. The Company was incorporated under the laws of the State of Delaware on March 25, 2013. The business plan of the Company is an app development company. We develop iPhone and Android smartphone apps for companies who need an app for their internal operations which can ease their work flow.

We recently started developing an app for a distribution company that distributes products to stores. The app is for when the company’s employee is at a store he can launch the app which can update inventory and order more products. The data is then uploaded it to the company’s database for further handling. This app will assist the company for a smoother distribution system.

Development Stage

As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet dates.

Cash and Cash Equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Revenue Recognition

The Company is in the development stage and has only realized limited revenues from operations. We recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the period ended June 30, 2015 ~~4~~ .

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, “Accounting for Income Taxes.  It prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  As a result, the Company has applied a more-likely-than-not recognition threshold for all tax uncertainties.  The guidance only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the various taxing authorities. The Company is subject to taxation in the United States.   All of the Company’s tax years since inception remain subject to examination by Federal and state jurisdictions.

The Company classifies penalties and interest related to unrecognized tax benefits as income tax expense in the Statements of Operations.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using the available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of June 30 ~~October 31~~ , 2014 ~~3~~  and December 31, 2014 ~~July 31, 2013~~ , the carrying value of loans from the CEO approximated fair value due to the short-term nature and maturity of these instruments.

Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses for the six and three months ended June 30, 2015 and 2014. ~~period from March 7, 2013 (inception) through  October 31, 2013  ..~~  Actual results could differ from those estimates made by management.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Results of Operations

	 ~~For The Nine   Months Ended   September 30,   2014~~ 	 ~~March 25, 2013   (Inception) to   September 30,   2013~~
 ~~Revenue~~ 	 ~~$ 5,000~~ 	 ~~$ -~~

 ~~General and Administrative expenses~~ 	 ~~24,732~~ 	 ~~784~~
 ~~Operating loss~~ 	 ~~(19,732)~~ 	 ~~(784)~~

 ~~Loss before income taxes~~ 	 ~~(19,732)~~ 	 ~~(784)~~

 ~~Provision for Income Taxes~~ 	 ~~-~~ 	 ~~-~~

 ~~Net loss~~ 	 ~~$ (19,732)~~ 	 ~~$ (784)~~

 ~~Basic and Diluted~~
 ~~Loss Per Common Share~~ 	 ~~$ (0.00)~~ 	 ~~$ (0.00)~~

 ~~Weighted Average Number of~~
 ~~Common Shares Outstanding~~ 	 ~~9,530,000~~ 	 ~~6,338,889~~

	For The Three	For The Three	For The Six	For The Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

	$ 117,785	$ 5,000	$ 117,785	$ 5,000
	51,000	-	51,000	-
	66,785	5,000	66,785	5,000

	61,033	288	63,480	9,308
Operating gain/(loss)	5,752	4,712	3,305	(4,308)

Gain/(loss) before income taxes	5,752	4,712	3,305	(4,308)

	-	-	-	-

Net gain/(loss)	$ 5,752	$ 4,712	$ 3,305	$ (4,308)

Earnings/(loss) Per Common Share	$ 0.00	$ 0.00	$ 0.00	$ (0.00)

Weighted Average Number of
Common Shares Outstanding	9,530,000	9,530,000	9,530,000	9,530,000

For the three months ended June 30, 2015 as compared to June 30, 2014 ~~September 30, 2014~~

Revenue

Revenue  ~~F~~ for the three months ended June 30, 2015 ~~September 30, 2014~~  was $117,785 as compared to 5,000 for the three months ended June 30, 2014 ~~and the three months ended September 30, 2013, we generated zero revenues.~~

Expenses

Expenses for the three months ended  ~~September 30~~ June 30, 2015 ~~2014~~  totaled $61,033 as compared to $288 for the three months ended June 30, 2014 ~~and the three months ended September 30, 2013 totaled $15,424 and $14, respectively~~ . The majority of the expenses incurred during the periods consisted of consulting and website development and professional fees.

Net Gain/Loss

As a result of the factors described above, our net income for the three months ended June 30, 2015 ~~September 30, 2014~~  was $5,752 ~~15,424~~  as compared to $4,712  ~~and our net loss~~  for the three months ended  ~~September~~ June 30, 2014 ~~3 was $14~~ .

For the six months ended June 30, 2015 as compared to June 30, 2014

Revenue

Revenue for the six months ended June 30, 2015 was $117,785 as compared to 5,000 for the six months ended June 30, 2014

Expenses

Expenses for the six months ended June 30, 2015 totaled $63,480 as compared to $9,308 for the six months ended June 30, 2014.

Net Gain/Loss

Our net income for the six months ended June 30, 2015 was $3,305 as compared to a net loss of $4,308 for the six months ended June 30, 2014.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. We have been funding our operations through the sale of our common stock.

Our primary uses of cash have been for legal, accounting and audit fees. The following trends are reasonably likely to result in a material decrease in our liquidity in the near term:

☐	Development of a Company website
☐	Exploration of potential marketing and advertising opportunities, and
☐	The cost of being a public company

Our net revenues are not sufficient to fund our operating expenses. At June 30, 2015 ~~4~~ , we had a cash balance of $50,212 ~~5,113~~  and working capital of $4,212 ~~4,713~~ . ~~.~~  Since inception, we raised $35,000 from the sale of common stock to fund our operating expenses, pay our obligations, and grow our company. We currently have no material commitments for capital expenditures. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations.   We estimate that based on current plans and assumptions, that our available cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. Other than working capital, we presently have no other alternative source of working capital. We may not have sufficient working capital to fund the expansion of our operations and to provide working capital necessary for our ongoing operations and obligations. We may need to raise significant additional capital to fund our operating expenses, pay our obligations, and grow our company. We do not anticipate we will be profitable in 2015 ~~4~~ .  Therefore our future operations may be dependent on our ability to secure additional financing.  Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the trading price of our common stock and a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations.

We anticipate that depending on market conditions and our plan of operations, we may incur operating losses in the foreseeable future. Therefore, our auditors have raised substantial doubt about our ability to continue as a going concern.

Our liquidity may be negatively impacted by the significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.

We estimate that we will need an additional $12,000 of capital resources in order to be able to fund our planned operations for 12 months from the effective date of this Registration Statement. If we are unable to secure the required funds, we currently have sufficient cash on hand and revenue to sustain our operations for six months from the effective date of this Registration Statement. If we are unable to generate revenue sufficient to continue our operations and if we are not successful raising the additional capital, we will be forced to limit our operations or cease operating altogether.

If we are unable to build our customer base or gain any clients, we will cease our development and/or marketing operations until we raise money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds we will have to cease operations and investors would lose their entire investment.  At the present time, we have not made any arrangements to raise additional cash. However, we intend to raise additional capital through private placements once we gain a quotation on the OTC Bulletin Board, for which there is no assurance. If we need additional cash but are unable to raise it, we will either suspend marketing operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.

Our business plan within 12 months is outlined below:

Over the twelve month period starting upon the effective date of this registration statement, we intend to market our services and begin to form material relationships and enter into agreements with clients that want to program apps for their business.

Over the next twelve months, we plan on expanding our marketing efforts in order to be able to implement our business and secure additional contracts to design and develop applications for small businesses. In order to implement our business plan, we do need capital to be able to advertise effectively and make sure that small businesses know that we can provide these services. We plan to advertise in local journals and magazines that reach small business and to possibly attend trade shows and networking events for small companies.

We expect to complete the following action items over the next 12 months:

-           ~~Complete~~ Update our website to show our portfolio ~~and web presence: on or before April 1, 2015 at a cost of approximately $2,500~~ ;

-          Attend trade shows and online conferences: We expect to attend at least 1 trade show each quarter at an estimated cost to attend of $2,500 per trade show; and

-          Place advertisements online and via social media websites: we expect to launch  ~~begin our~~ an online marketing campaign in the beginning of 2016 ~~after our website is developed (sometime in the second quarter of 2015)~~  and we expect to commit $5,000 to our online marketing.

These steps are all being implemented to further our business plan and increase awareness of our application services.

We estimate that we will need an additional $12,000 of capital resources in order to be able to fund our planned operations for 12 months from the effective date of this Registration Statement. If we are unable to secure the required funds, we currently have sufficient cash on hand and revenue to sustain our operations for six months from the effective date of this Registration Statement. If we are unable to generate revenue sufficient to continue our operations and if we are not successful raising the additional capital, we will be forced to limit our operations or cease operating altogether.

If we are unable to build our customer base or gain any clients, we will cease our development and/or marketing operations until we raise money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds we will have to cease operations and investors would lose their entire investment.  At the present time, we have not made any arrangements to raise additional cash. However, we intend to raise additional capital through private placements once we gain a quotation on the OTC Bulletin Board, for which there is no assurance. If we need additional cash but are unable to raise it, we will either suspend marketing operations until we do raise the cash, or cease operations entirely. Other than as described in this paragraph, we have no other financing plans.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We do not have any contractual obligations at this time.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of officers and directors as of October 21 ~~February 11~~ , 2015. Our executive officers are elected annually by our Board of Directors. Our executive officers hold their offices until they resign, are removed by the Board, or a successor is elected and qualified.

Name	Age	Position
Natan Barmatz	 ~~40~~ 42	President, Chief Executive Officer and Director
Eliakim Gabay	 ~~39~~ 41	Chief Financial Officer, Secretary and Director

Set forth below is a brief description of the background and business experience of our executive officer and director for the past five years.

Natan Barmatz, President, Chief Executive Officer and Director

From 2007 until the present Mr. Barmatz is a chain food inspection manager at AIB International. As the chain food inspection manager, he manages a team of inspectors that go to factories and supervise products to be safe and hygienic. Additionally Mr. Barmatz is interested in app development as he has previously been an app developing freelancer. Since 2005, Mr. Barmatz has completed several applications for private companies that needed specific applications. Each application was a little different and some were for computer applications while others were smartphone applications.

Eliakim Gabay, Chief Financial Officer, Secretary and Director

From 2009 until the present, Mr. Gabay is a travel agent in New York at Derech Tzadikim Tours. In September 2012, Mr. Gabay enrolled at Brooklyn College where he has been taking programming courses for iPhone and Android app development. Mr. Gabay is now looking to develop this business based on his knowledge and ability to program.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the year ended 2014 and for the period from January 1, 2015 through the date of this filing ~~period from March 25, 2013 (inception) through December 31, 2013~~ :

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
Natan Barmatz, President, Chief Executive Officer and Director	2015 ~~3~~ 	$0	0	0	0	0	0	0	$0
	2014	$0	0	0	0	0	0	0	$0
Eliakim Gabay, Chief Financial Officer, Secretary and Director	2015 ~~3~~ 	$0	0	0	0	0	0	0	$0
	2014	$0	0	0	0	0	0	0	$0

 ~~Since~~ From December 31, 2013 (inception) ~~and~~  through the date of this filing, no material changes to compensation have occurred. Mr. Barmatz and Mr. Gabay do not take any salary and have no employment arrangement for salary at this time. In the future, as the Company achieves success, we may re-evaluate the compensation structure and approve a salary.

Option Grants Table

There were no individual grants of stock options to purchase our common stock made to the executive officers named in the Summary Compensation Table for the years ended December 31, 2014 and 2013. ~~period from March 25, 2013 (inception) through June 30, 2014~~ .

Aggregated Option Exercises and Fiscal Year-End Option Value Table. There were no stock options exercised during three months ending June 30, 2015 ~~4~~  by the executive officers named in the Summary Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to any named executive officers in the last completed fiscal year under any LTIP.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

Employment Agreements

Currently, we do not have an employment agreement in place with our officer and director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding shares of common stock as of December 8, 2014, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly and the shareholders listed possesses sole voting and investment power with respect to the shares shown.

Name	Number of Shares Beneficially Owned	Percent of Class (1)
Natan Barmatz 202 Avenue F Brooklyn, New York 11218	5,000,000	52.47%
Eliakim Gabay 202 Avenue F Brooklyn, New York 11218	2,500,000	26.23%
All Executive Officers and Directors as a group (1 person)	7,500,000	78.70%

(1)	Based on 9,530,000 shares of common stock outstanding as of  ~~December~~ October 21 ~~15~~ , 2015 ~~4~~ .

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

As of June 30, 2015 ~~4~~  and December 31, 2014 ~~3~~ , loans from related parties amounted to $0 ~~5,400~~  and $4,350 ~~100 from Natan Barmatz and Eliakim Gabay~~ , respectively. The loans represent working capital advances from an officer of the Company and are unsecured, non-interest bearing, and due on demand.

Item 12A. Disclosure of Commission Position on Indemnification of Securities Act Liabilities

Our directors and officers are indemnified as provided by the Delaware corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

TYG SOLUTIONS CORP.

2,030,000 SHARES OF COMMON STOCK

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is  ~~February~~ October 21 ~~11~~ , 2015

PART II   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$15
Federal Taxes	$0
State Taxes and Fees	$500
Transfer Agent Fees	$0
Accounting fees and expenses	$11,000
Legal fees and expense	$20,000
Blue Sky fees and expenses	$0
Miscellaneous	$0
Total	$31,515

All amounts are estimates other than the Commission’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

To the fullest extent permitted by the laws of the State of Delaware, our Articles of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities

We were incorporated in the State of Delaware on March 25, 2013. In connection with incorporation, we issued 7,500,000 shares of common stock to our founders as consideration for services rendered.  These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and were issued as founders shares. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On November 25, 2013, we sold through a Regulation S offering a total of 2,030,000 shares of common stock to 35 investors, at a price per share of $0.0172 for an aggregate offering price of $35,000. The Common Stock issued in this offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Regulation S of the Securities Act of 1933.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT
NUMBER	DESCRIPTION
3.1	Articles of Incorporation(1)
3.2	By-Laws(1)
5.1	Opinion of Szaferman, Lakind, Blumstein & Blader, P.C.  ~~*~~ (2)
10.1	Application Development Agreement between the Company and Koso Technologies Ltd. (2)
10.2	Application Development Agreements
23.1	Consent of Weinberg & Baer, PC  ~~*~~ (2)
23.2	Consent of Counsel (included in Exhibit 5.1 ~~, hereto~~ )

 ~~*   filed herewith~~

(1)     referred to and incorporated herein by reference to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 21, 2014.

(2)     referred to and incorporated herein by reference to Amendment Number 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 15, 2014.

Item 17. Undertakings

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York, on  ~~February~~ October 21 ~~11~~ , 2015.

TYG SOLUTIONS CORP.

By:	/s/Natan Barmatz
Natan Barmatz
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Natan Barmatz	President, Chief Executive Officer (Principal Executive Officer) and Director	 ~~February~~ October 21 ~~11~~ , 2015
Natan Barmatz

/s/ Eliakim Gabay	Chief Financial Officer (Principal Accounting and Financial Officer), Secretary and Director	 ~~February~~ October 21 ~~11~~ , 2015
Eliakim Gabay